UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response 2.50
FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	December 31, 2022
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Fuse Medical, Inc.

Full Name of Registrant

Former Name if Applicable

1565 North Central Expressway, Suite 200

Address of Principal Executive Office (Street and Number)

Richardson, TX 75080

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Due to unforeseen circumstances, we were unable to complete the necessary procedures and preparations required to file our annual report on time. Specifically, our new auditors identified certain accounting estimates that required further investigation and review, which has contributed to the delay in filing. We are diligently working to complete the necessary procedures and file our annual report as soon as possible. We anticipate filing the report within the extension period provided by the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Lawrence S. Yellin, CFO	(972)	331-5881
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).           Yes ☑      No ☐

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑      No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fuse Medical, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2023	By	Lawrence S. Yellin, CFO

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.

One signed original and four conformed copies of this form and amendments thereto must be completed and ﬁled with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or ﬁled with the form will be made a matter of public record in the Commission ﬁles.

3.	A manually signed copy of the form and amendments thereto shall be ﬁled with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notiﬁcations must also be ﬁled on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identiﬁed as an amended notiﬁcation.
5.

Interactive data submissions. This form shall not be used by electronic ﬁlers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic ﬁlers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Part IV - Other Information

Item 3 - Disclosure of Other Significant Information

In addition to the information provided in Part III of this Form 12b-25, we would like to disclose the following significant information regarding our business operations:

For the year ended December 31, 2022 and 2021, the Company has determined the earnings threshold as detailed in the CPM Acquisition Agreement was not met and therefore no payments for either the base or bonus Earn-Out tranches would be achieved, based on the Company’s 2022 and 2021 financial performance.

The Earn-Out was remeasured to fair value under the probability weighted income approach. As a result, the fair value of the Earn-Out liability was decreased by $4,108,134 from $11,593,832 to $7,485,698 in 2022 and decreased by $342,168 from $11,936,000 to $11,593,832 in 2021 and reflected as “Change in fair value of contingent purchase consideration” on our Consolidated Financial Statements.

	For the Year Ended December 31, 2022	% of Total Revenues 2022	For the Year Ended December 31, 2021	% of Total Revenues 2021
Net revenues	$18,644,784	100%	$20,414,268	100.0%
Cost of revenues	7,103,033	38%	8,478,561	42%
Gross profit	11,541,751	62%	11,935,707	58%
Operating expenses
Selling, general, administrative, and other	6,537,382	35%	7,013,297	34%
Commissions	5,682,038	30%	7,050,278	35%
Depreciation and amortization	137,403	1%	67,638	0%
Total operating expenses	12,356,823	66%	14,131,213	69%
Operating loss	(815,072)	-4%	(2,195,506)	-11%
Other income (expense):				0%
Change in fair value of contingent purchase consideration	4,108,134	22%	342,168	2%
Interest expense	(171,295)	-1%	(78,230)	0%
Gain on Payroll Protection Program Loan extinguishment	-	0%	361,400	-1%
Total other income (expense)	3,936,839	21%	625,338	3%
Operating loss before income tax	3,121,767	17%	(1,570,168)	-8%
Income tax expense	23,655	0%	17,723	0%
Net Income (loss)	$3,098,112	17%	$(1,587,891)	-8%